GROUPE
CLARINS

RECEIVED

2007 AUG -7 A 3:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA

SUPPL

RE : Clarins File N° 82-02960

July 26th, 2007

Dear Sirs,

Enclosed is a copy of **Clarins Group 2007 first half net sales** submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

07025743

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

Pankaj CHANDARANA
Head of Investor Relations

dlw 8/7

GROUPE CLARINS

July 26, 2007

2007 FIRST-HALF

Net Sales per Activity	June 30, 2007	June 30, 2006	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Beauty	342.0	321.4	+ 6.4	+ 9.0
Group's Perfumes	131.1	124.7	+ 5.1	+ 7.9
Total Group's brands	**473.1**	**446.1**	**+ 6.0**	**+ 8.7**
Perfume Distribution	21.5	28.5	- 24.4	- 21.5
Consolidated Total	**494.6**	**474.6**	**+ 4.2**	**+ 6.9**

The Group net sales showed a strong recovery in the second quarter (+10.2% versus +3.7% in the first quarter) thanks to a solid marketing plan, and a high level of expenditures in advertising and promotional for the existing products.

First-half sales reached € 494.6 million, up 6.9% at constant exchange rates and 4.2% at average exchange rates.

However, a strong marketing and commercial effort was necessary to achieve this very satisfying growth, particularly in an environment hit by **the negative currency effect**, an unfavourable product mix, especially for make-up, and the appearance of losses in the US due to sales decrease to retailers involved in a de-stocking policy.
Consequently, preliminary and non audited accounts show a decrease in the operating margin by around 3 points compared to the 2006 first-half.

To reinforce its brands awareness and its positions by gaining market shares remains the Group's priority. The important efforts engaged have not been rewarded by the markets yet, and then temporarily weigh on the Group's profitability.
This temporary decline will not overshadow the Group strong potential. We remain strongly confident for the future.

Net sales by geographical area	June 30, 2007	June 30, 2006	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Europe	323.1	297.0	+ 8.8	+ 8.7
North America	72.3	85.8	- 15.7	- 8.8
Asia	55.3	55.3	+ 0.0	+ 8.5
Other countries (1)	43.9	36.5	+ 20.3	+ 27.1
Total Consolidé	**494.6**	**474.6**	**+ 4.2**	**+ 6.9**

(1) "Other countries" include chiefly Australia, the Middle East, Latin America and Africa

SALES GROWTH BY QUARTER				
Consolidated Data	2007	2006	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
1st quarter	240.4	238.3	+ 0.9	+ 3.7
2nd quarter	254.2	236.3	+ 7.6	+ 10.2
1st Half	**494.6**	**474.6**	**+ 4.2**	**+ 6.9**

Investor Relations Department – www.clarins-finance.com

Tel. : +33 1 46 41 41 25 – Fax : + 33 1 45 00 35 88 – Email : finance@clarins.com

GROUPE
CLARINS

July 26, 2007

LETTER TO SHAREHOLDERS
2007 FIRST-HALF SALES

Dear Shareholders,

Fiscal 2007 has started with a strong activity, particularly in the second quarter. Therefore, first-half sales grew 6.9% at constant exchange rates. This increase was the result of both new initiatives and satisfactory performances in our existing business.

Meanwhile, preliminary and non audited accounts are hit by several factors and are showing a decrease in the operating profit.

Firstly, our production costs mainly denominated in € affected the gross margin jointly with an unfavourable product mix.
Secondly, our US based subsidiary, led by its new management team in a restructuring process and engaged in a heavy investment program faced the department stores de-stocking policy.
Moreover, the new initiatives undertaken today (new free-standing boutiques, a new make-up line, a new counterstand design, E-Commerce websites...) will reap the benefits in the coming years.

As a consequence, the operating margin should decrease by around 3 points.

This temporary decline will not overshadow the Group strong potential. We remain strongly confident for the future.

Christian Courtin-Clarins
Chairman of the Management Board

Net Sales per Activity	June 30, 2007	June 30, 2006	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Beauty	342.0	321.4	+6.4	+9.0
Group perfumes	131.1	124.7	+5.1	+7.9
Total Group brands	**473.1**	**446.1**	**+6.0**	**+8.7**
Distribution	21.5	28.5	-24.4	-21.5
Total	**494.6**	**474.6**	**+4.2**	**+6.9**

1. NET SALES BY ACTIVITY

1.1 Beauty

Beauty Division sales registered growth of 9.0% [1] benefiting from the success of a revamped make-up line and the launch of skin care products that introduced major cosmetic innovations.

Despite a marketing plan including fewer initiatives than in the previous period, **Skin Care grew 6.2% [1] in the 2007 first half.** This gain was driven by the launch of products exemplifying the high level of performance and innovation of Clarins Research such as *Expertise 3P,* rolled out in January to fight skin aging from exposure to artificial electromagnetic waves.
The **Face** segment, despite the high comparison base resulting from the strong activity in the 2006 first half (that included several launches of the Super Restorative line, *UV Plus Protective Day Screen SPF 40 ...*) expanded 5.6%[1] in response to the successful placement of *Truly Matte Skin Care*, a line that offers hydration and long-lasting shine control to combination and oily skin, and the reformulation of products of the *White Plus* range.
The **Body** segment posted marginal growth (+3.6%[1]) from the new *Stretch Mark Control* and *Super Restorative Redefining Body Care* launched in the 2006 fourth quarter.
The renewal of the **suncare line** continued and focused on all the body protectors after the renewal in 2006 of the facial products.
Following *Eau Dynamisante (Invigorating Fragrance)* and *Eau Ressourçante* (*Rebalancing Fragrance)*, the **Feel Good Fragrance** range was reinforced by the addition of *Sunshine Fragrance*, fuelling growth of 20.1%[1].
ClarinsMen continued to expand despite fierce competition in the men's skin care segment. Excellent sell-in trends for *Moisture Balm*, *Moisture Gel* and *Total Wrinkle Control* and the extension of the launch of *Skin Difference* in several international markets fueled growth of 19.5%[1] in this segment.

Make-up posted an excellent performance, advancing 25,0%[1]. The revamped line *Instant Light*, showcased in a new tester unit designed for this occasion, met with a very successful response thanks to the ingenuity of its *Perfectors* and *Eye Perfecting Base*. For the Complexion range, the unfavourable comparison base resulting from the launch of *Instant Smooth* in the 2006 first half was largely offset by the successful placement of *Complexion Perfector*, *Truly Matte Foundation* and new *Compact* and *Bronzing Duo* powders.

1.2 Perfumes

In an environment that remains marked by fierce competition and the multiplication of limited editions, Perfume Division sales grew 2.4%[1] in the first half. **Trends in the second quarter benefited from a significant turnaround** (+13.4% versus -7.3% in the first-quarter) resulting from a more favourable basis of comparison and several launches.

The 9.2%[1] gain of **Thierry Mugler Parfums** reflects good sales by *Angel*, boosted by the festivities organized in conjunction with its 15th anniversary and the launch of two new fragrances with aquatic notes, the women's fragrance *Eau de Star* and the men's fragrance *Ice Men*.
Now the brand's second top-selling women's fragrance, *Alien* has demonstrated its importance as a growth driver with sales representing 38.1% of that of *Angel*. Its success in the Middle East has been undisputable while in France it has a market share of 1.0% according to NPD.

---

[1] At constant exchange rates

Strong growth by **Azzaro Perfumes** of 13.5%[(1)] highlighted robust sales both by *Azzaro Pour Homme* and *Chrome* and the good welcome of *Now*. The original concept and modern bottle design of the *Now* fragrance duo destined for younger adults has provided Azzaro with an opportunity to explore a new segment.

The Distribution activity declined 21.5%[(1)] in the first half though this slowdown has begun to lose momentum in relation to the decline of 37.1%[(1)] on March 31, 2007. New brands added to the distribution portfolio in the United States and placed in the 2006 first quarter have generated disappointing sales.

2. NET SALES BY GEOGRAPHICAL AREA

Net Sales by geographical area	June 30, 2007	June 30, 2006	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Europe	323.1	297.0	+8.8	+8.7
North America	72.3	85.8	-15.7	-8.8
Asia	55.3	55.3	+0.0	+8.5
Other countries [(2)]	43.9	36.5	+20.3	+27.1
Total	**494.6**	**474.6**	**+4.2**	**+6.9**

2.1 Europe

In Europe, economic trends have been progressively improving since 2006 **with strong consumer spending**. Accordingly, even though distributors continue to maintain their inventories at minimum levels, **Group sales have remained very satisfactory**, expanding 8.7%[(1)].

In France, consumer spending has begun to pick up and at the end of June 2007, the selective distribution market expanded 3.9% according to NPD. Sales in connection with Father's Day and Mother's Day were satisfactory, particularly for perfumes.
Group sales advanced 5.8% notably in response to the successful placement of new products and the renewed make-up line.

Sales in the **United Kingdom** continued to expand, increasing 6.1% in local currency, driven by the rollout of the new make-up line and *Skin Difference*. Clarins remains the undisputed leader on the prestige skin care market.

In Germany, Group sales remained at satisfactory levels though the cosmetics market has not yet benefited from the country's economic recovery. The selective distribution segment has remained lacklustre. In addition, distributors have pursued a policy of rigorous inventory management.

(1) At constant exchange rates
(2) "Other countries" include chiefly Australia, the Middle East, Latin America and Africa

In **Switzerland**, sales have benefited from a buoyant market and good sell-in trends for *Angel*, *Chrome* and *Azzaro Pour Homme*.

In **Italy**, very proactive management contributed to sales growth of close to 6%.

Sales in **Spain** were adversely affected by a higher than expected rate of make-up returns. In addition, increasing concentration in the market has weighed on sales to retailers.

Finally, the Group has begun to benefit from the good performances of its subsidiary in **Russia**, opened on September 1, 2005, which has registered a 83% [(1)] growth. The Group is now well positioned to exceed the milestone of €20 million for sales on a full-year basis.

2.2 North America

Trends in North America have been challenging with decline in the perfume market and significant changes in the distribution landscape.

In Canada and Mexico, the Group achieved excellent growth of 7.9% [(1)] and 41.6% [(1)] respectively. In Canada growth continued to be driven by distribution in pharmacy outlets and in Mexico by significant investments in merchandising. As a result of these efforts, the Group continues to achieve market share gains in these two countries.

In contrast, **the situation is more complicated in the US** even if market trends highlight growth on a sell-out basis of 4%. The Group continues to outperform the market overall.

At the level of sales to retailers (-17.8% [(1)]) the Group was adversely affected by disappointing performances of the distribution activity and the new Macy's Group policy of significantly reducing inventory levels.
Excluding distribution, Group sales declined only 4.5%[(1)].
In addition, the Group was also affected by an unfavourable comparison base following last year's success of the *Instant Smooth Perfecting Touch*.
In this environment, **the US subsidiary that is in a phase of major reorganization and investment has not met its objectives.**

2.3 Asia

Even though in a phase of deceleration, growth in Asia continues to be robust. **Clarins remains among the region's most dynamic brands**, pursuing market share gains in several countries except for Taiwan where *Instant Smooth Perfecting Touch* had also registered a significant success in 2006 first-half.

Despite the multiplication of whitening products, the new version of White Plus HP met with considerable success. The *Truly Matte Skin Care* line was also very well received by distributors.

The Group's performance of 8.5% [(1)] growth follows expansion of 16.1% in 2006 sustained by an ambitious marketing plan (*Shaping Facial Lift, UV Plus SPF 40, Instant Smooth* or the *White Plus Skin Renew Whitening Program*).

[(1)] At constant exchange rates
[(1)] At constant exchange rates

In Japan, Clarins sales growth is satisfying and a boutique opened in a new Tokyo shopping centre, Shin Maru Biru will provide further visibility for the brand. **On a sell-out basis, the Clarins brand grew 7.4% versus 5.4% for the overall market.**

2.4 Other countries

Growth of 27.1% [(1)] registered in "Other countries" once again originated from the **Middle East** and **Latin America**. Most agents in this region have entered a phase of inventory building notably for the new make-up line.

3. OUTLOOK FOR 2007 SECOND HALF SALES

Following a satisfactory first half, Clarins Group will continue to focus on supporting its brands by leveraging existing lines and rolling out new products. Major launches scheduled include:

- ***Double Serum Generation 6***: more than a reformulation, the reinvention of this skin care enhancement product offers one of Clarins' most effective solutions against premature aging;

- ***Super Restorative Décolleté and Neck Concentrate***: a highly concentrated neck and décolleté extra firming skin care product for women over 50 for an immediate and visible effect by reducing the signs of premature aging;

- ***Younger Longer:*** a Clarins secret, the first product that through active ingredients offered by the French Pine and Centella Asiatica acts at the source of skin ageing. It helps reactivating the two vital networks which ensure effective cell functions, blood microcirculation and the skin's nerve endings;

- **My Blend by Dr Olivier Courtin**: a new prestige brand where women obtain a personal skin care solution perfectly adapted to their type of skin, age and desired effect by mixing the formulas themselves. Initially, ***My Blend*** will be marketed in the US where the Group has negotiated an exclusive worldwide distribution for six months with the Saks Fifth Avenue store chain;

- In make-up, the fall look ***Golden Lights*** will include among others ***Mascara Wonder Length*** and a line of eight new lipsticks, ***Rouge Appeal;***

- Azzaro will launch ***Chrome Legend*** and ***Now*** in the US market, and ***Azzarolab Skin Fo*****rce** in Canada and Russia, a line of skin care products for men exploiting the combined hydrating virtues of the Baobab tree, the regenerative power of the Séquoia and the anti-aging qualities of Bocoa. These launches will be continued in other countries in 2008;

- Thierry Mugler will pursue the development of its **E-commerce sites**, offering following France starting June 25 the possibility to purchase products online in the US. ***Innocent Illusion*** will strengthen the Innocent fragrance line. The US market will also benefit from the launch program for ***Eau de Star***.

On the basis of this program, **the Group maintains full-year guidance of 6% sales growth at constant exchange rates.**

4. EARNINGS OUTLOOK

The Management Board has reviewed the preliminary and non audited accounts for the first half of 2007.

Despite the strong activity, the operating profit is decreasing, hit by several factors, the more important being:

- A negative currency impact,
- A decline in the gross profit due to the forex impact and an unfavourable product mix as well in the beauty division as in the perfumes,
- A strong A&P program to support the launches,
- A high level of investments for a new design of the counterstands, the general tester units and the boutiques together with the implementation of E-Commerce websites for the Group's brands,
- Last but not least, the US subsidiary was affected by a low level of sell in, resulting from the de-stocking policy of the department stores while the company was investing heavily in A&P. At the same time, the new management team has undertaken a restructuring policy.

Therefore, the operating margin should decrease by around 3 points compared to 2006 interim results.

To reinforce its brands awareness and its positions by gaining market shares remains the Group's priority. The important efforts engaged have not been rewarded by the markets yet, and then temporarily weigh on the Group's profitability.
Despite this decline, Clarins Group remains confident in its long term strong potential.

NET SALES BY QUARTER				
Consolidated data	2007	2006	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
1st quarter	240.4	238.3	+0.9	+3.7
2nd quarter	254.2	236.3	+7.6	+10.2
1st half	**494.6**	**474.6**	**+4.2**	**+6.9**

<u>Upcoming events</u>

- **September 13, 2007**: 2007 first-half earnings
- **October 18, 2007:** 2007 third-quarter sales

END

For further information, please contact the Investor Relations Department:
Tel.: +33 1 46 41 41 25 – Fax: +33 1 45 00 35 88
E-mail: finance@clarins.net – Web site: www.clarins-finance.com